Exhibit (a)(1)(D)
SUPPLEMENT NO. 1 TO OFFER TO PURCHASE
OSI PHARMACEUTICALS, INC.
Offer to Purchase for Cash
Any and All Outstanding
3% Convertible Senior Subordinated Notes due 2038
CUSIP No. 671040 AG8
CUSIP No. 671040 AH6
     This Supplement No. 1 to Offer to Purchase (this Supplement No. 1) supplements and amends the Offer to Purchase dated June 17, 2010 (the “Original Offer to Purchase”) relating to an offer by OSI Pharmaceuticals, Inc., a Delaware corporation (the “Company,” “we,” “us” and “our”), to purchase for cash, on the terms and subject to the conditions set forth in the Original Offer to Purchase (as supplemented and amended by this Supplement No. 1 and as it may be further supplemented and amended from time to time, the “Offer to Purchase”), any and all of its 3% Convertible Senior Subordinated Notes due 2038 (the “Notes”) at a purchase price of $1,000 per $1,000 principal amount of Notes plus accrued and unpaid interest to, but excluding, the applicable Purchase Date. You should carefully read the Original Offer to Purchase and this Supplement No. 1 to fully understand the terms of the Offer. Capitalized terms used and not otherwise defined in this Supplement No. 1 have the meanings given to them in the Original Offer to Purchase.
     This Supplement No. 1 supplements and amends information in the Original Offer to Purchase, and, accordingly, to the extent inconsistent, the information in this Supplement No. 1 supersedes the information contained in the Original Offer to Purchase. Any statement that is amended hereby shall not be deemed to constitute a part of the Offer to Purchase except as amended by this Supplement No. 1. Information contained in the Original Offer to Purchase and not addressed in this Supplement No. 1 remains unchanged.
     The Original Offer to Purchase is hereby supplemented and amended by inserting the following paragraph after the sixth full paragraph of Section 3.3 of the Original Offer to Purchase entitled “Conversion Rights of the Notes”:
In accordance with the foregoing, if a Holder surrenders its Notes for conversion on or before July 20, 2010, the Holder will receive approximately $1,145.91 per $1,000 principal amount of Notes. If a Holder surrenders its Notes for conversion after July 20, 2010, the Holder will receive approximately $778.91 per $1,000 principal amount of Notes.
     You should review the Offer to Purchase carefully and consult with your own financial and tax advisors. You must make your own decision as to whether or not to tender your Notes for purchase and, if so, the amount of Notes to tender. None of the Company, the Acquirer, their respective Boards of Directors, their respective employees, the Trustee, the Paying Agent or the

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Conversion Agent are making any representation or recommendation to any Holder as to whether or not to tender that Holder’s Notes.
The Paying Agent and the Conversion Agent is:
The Bank of New York Mellon,

By Hand or Overnight Delivery:	For Information:	By Facsimile:

The Bank of New York Mellon	Please call Sherma Thomas at	(212) 815-2742
Attention: Reorg Dept.	212-815-5283 if you have any
101 Barclay Street — 7E	questions	Attention:
New York, New York 10286		Dianne Amoroso
Additional copies of the Offer to Purchase may be obtained from the Paying Agent at its address set forth above.
Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory authority has approved or disapproved of these transactions or determined if this statement is truthful or complete. Any representation to the contrary is a criminal offense.
June 29, 2010

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